Exhibit 1

      LOGO
[GRAPHIC OMITTED]

                                                Paris, September 18, 2003, 07h30

Press release

                         HAVAS: STRATEGIC REORGANIZATION
                             2003 FIRST HALF RESULTS

The Board of Directors of Havas(1), chaired by Alain de Pouzilhac, convened on September 17th 2003 to approve the consolidated accounts for the first half of 2003 and the details of the strategic reorganization plan announced on July 31st.

I.    STRATEGIC REORGANIZATION

Havas today laid out the details of a strategic reorganization which was first outlined on July 31st 2003.

>> General objective:

This new strategy aims at dramatically improving the efficiency of the Group, its competitiveness and financial performance.

>> Specific objectives:

1) Arnold Worldwide Partners will concentrate all of its development efforts on local markets with significant potential, primarily in the USA where Arnold has a superb creative reputation and also in a smaller number of international markets (UK, France, Germany, Canada, Spain, Australia, Italy and China) where a high value is placed on creativity and where Arnold has a strong local agency in place.

Arnold Worldwide Partners will accompany its international clients wishing to expand beyond current markets, by partnering with the Euro RSCG Worldwide network offices around the globe.

2) Euro RSCG Worldwide will be strengthened as a global brand and will be the only Havas globally integrated communications brand.

To achieve this it will integrate 17 new companies of which 7 from Specialized Agencies and 10 Marketing Services companies from Arnold Worldwide Partners, with a view to developing an even stronger position in integrated communications through Creative Business Ideas(R) and through the fully integrated Power of One agency concept.

----------
(1)   Havas (Euronext Paris SA: HAV.PA; Nasdaq: HAVS)


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

These changes are designed to enhance our flagship Euro RSCG Worldwide division by expanding its integrated Marketing Services capabilities. This should further strengthen the competitive advantage of Euro RSCG, already a top five global communications network(2), towards its goal of a top three position.

3) MPG will continue to develop media expertise for its own clients as well as those of Euro RSCG Worldwide and Arnold Worldwide Partners through a network which has been strengthened in certain countries (e.g. Germany) and also in the highly strategic North American market.

It will integrate the research companies of Specialized Services and will actively seek to initiate strategic joint ventures around the world with EHS Brann for data management.

MPG will accelerate its global expansion program with the objective of being among the 5 leading media groups within the next 12 months.

II.   WHY THIS REORGANIZATION AND WHAT ACTIONS WILL WE IMPLEMENT TO SUCCEED?

We are in a market characterized by a strong lack of visibility. Even if there are signs of an upturn in the USA we must remain very cautious about its potential implications for future investments and a recovery in the broader global markets. In this environment it is no longer the number of networks or agencies that is important but the number and the quality of creative and innovative ideas proposed to clients that counts as well as the ability to deliver those ideas across fully integrated communications agencies.

5 ACTIONS

Faced with these challenges Havas has undertaken an overhaul of its organization with a very precise action plan:

1. Increase asset productivity by realigning companies according to strict criteria

|_| Possess expertise core to the development of integrated communications. |_| Add value and strength to the integrating network (Euro RSCG Worldwide or
    MPG).
|_| Revenue growth potential.
|_| Potential to deliver EBIT margin of 15%.
|_| Be cash generative.

The Specialized Agencies which cannot meet these realignment criteria will not remain within the Group.

2.    Reinforce Central Management's Role

Havas management will be refocused on 9 specific responsibilities: Finance; Talent Management; Client Development; Knowledge Management; Innovation; Communication and Reputation; Creativity; Management of the Disposal Program; Efficiency and Productivity.

----------
(2)   2003 Adage Agency Report, Advertising Age, April 2003


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

3.    Reduce non-productive costs

Refocusing the Group helps simplify the organization and provides opportunities for significant productivity gains through better utilization of talent, office space and resources and leads to the sale or closure of companies that do not meet the Group strategic or financial criteria. The estimated pre-tax costs of this reorganization plan amount to [EURO]180 million as follows:

|_| [EURO]35 million redundancy costs ;
|_| [EURO]100 million provisions on vacant space
|_| [EURO]45 million in other exceptional charges such as IT reorganization, litigation and early termination penalties...

On top of this about 20 companies have been identified as candidates for sale or closure resulting in a goodwill impairment charges of about [EURO]110 million of which [EURO]50 million has been included in the first half figures.

4.    Accelerate the profitability and improve cash

Excluding tax impact, the annual savings from this reorganisation are estimated at [EURO] 90 million with a positive cash impact of [EURO]110 million from 2004, with [EURO] 50 million coming from the divestment of companies. This positive effect on the cash position of the group is accompanied by strict control of spending and investment and optimisation of working capital, helped by simplification and better integration within the Group.
The strategic reorganization plan has now been launched. The priority now is to finalize a global refinancing package to insure the financing of all our potential 2006 financial obligations.

5.    Swift and precise execution, respecting deadlines

Havas has fixed precise objectives for the implementation and timing of this action plan.


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

III.  1st HALF 2003 RESULTS

Havas results for the 1st Half 2003 reflect:

>> A significant decline in revenue affected by the exchange rates and the weakness in Europe and marketing services.

>> A rapid reaction to this decline with major cost reduction measures (redundancies of nearly 750 people or 4.3% of headcount) launched, which weigh on the 1st half but generate significant savings in the 2nd half.

>>    Strict control of all the debt components.

The key figures
                                       --------------------------   ------------
                                          1st half     1st half        Change
[EURO] m                                    2003         2002           in %
-----------------------------------------------------------------   ------------
Revenue                                     836         1 029          -18.8%
-----------------------------------------------------------------   ------------
Organic growth                             -6.8%         -5.4%
-----------------------------------------------------------------   ------------
Operating income                             68           115          -40.8%
-----------------------------------------------------------------   ------------
Operating margin                            8.2%         11.2%         -3 pts
-----------------------------------------------------------------   ------------
EBIT                                         65           110          -41.1%
-----------------------------------------------------------------   ------------
EBIT margin                                 7.8%         10.7%        -2.9 pts
-----------------------------------------------------------------   ------------
Net income (group share)
Before goodwill                              25            50          -49.6%
-----------------------------------------------------------------   ------------
Diluted EPS before goodwill ([EURO])       0.08          0.16          -50.0%
-----------------------------------------------------------------   ------------
Net income (group share)
after goodwill                              (58)           15            n/a
-----------------------------------------------------------------   ------------
Diluted EPS in [EURO]                     (0.20)         0.05            n/a
-----------------------------------------------------------------   ------------
Net Debt at June 30th                       715           743           -3.7%
-----------------------------------------------------------------   ------------


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

The goodwill amortization includes exceptional impairment of [EURO]50 million for the disposals program within the strategic reorganization plan.

IV.   1st HALF BALANCE SHEET AND CASHFLOW

Net debt at June 30th, 2003, was [EURO] 715 million, against [EURO] 743 million at June 30th 2002 and [EURO] 664 million at December 31st 2002. This level reflects :

      1. a decline in operating cashflow due to the negative exchange rate effect and the decline in operating profitability
      2. a solid performance in working capital due to an extensive program to improve receivables management (despite a negative seasonality factor)
      3. strict control of Capex (at 2.8%, excluding the Suresnes office relocation, against 3.2 % in 2002)
      4. financial investments limited, corresponding to the planned level of Earn-outs and Buy-outs
      5. as approved by the May 21st Annual Shareholders' Meeting, a reduction in the dividend, which was paid on June 18th, 2003.

During the 1st half, a nominal value of [EURO]114 million of the 2000 convertible bond was repurchased and retired.

V.    NET NEW BUSINESS

During the 1st half, the Group won [EURO] 912 million billings of net new business (estimated annual budgets won minus estimated annual budgets lost); In revenue terms, on a constant exchange rate basis, net New Business was down 5.3% versus 1st half 2002.

Havas was ranked N(degree) 3 at end June in the Lehman Brothers New Business Scorecard (published July 7th 2003)

Significant wins in the first half of 2003 included the integrated and/or global accounts of Aventis, Cap Gemini, Remy Martin, Centrino (Intel), MCI Corporate and Amtrak, as well as several major brands in the largest local markets such as GlaxoSmithKline Corporate, O2UK and Vision Express (UK) ; Agilent, Promo Edge, Intelsat and Colonial Williamsburg (USA) ; Koenig Pilsener (Germany) ; Barclay's and Campari (Spain) ; Nutricia (India) ; Peugeot (China).

Since the end of the 1st half, the Group has won some major accounts: Carrefour (France's third largest advertiser) in Creation and Marketing Services and in media in the main European countries; Remy Martin worldwide, Coca-Cola Classic in France and a campaign for the French Ministry of Education.

Havas' dynamic results in terms of New Business demonstrates the skills and talents of the Group and its networks, and their capacity to win major global and regional accounts on top of the major corporations already calling on Havas to help them with their global communication.


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

VI.   OUTLOOK

Commenting on this strategic reorganization, Alain de Pouzilhac, Chairman and CEO, stated: "Our objective is to organize Havas so as to be able to respond in the best way possible to the new and evolving needs of our clients worldwide, to prepare our Group for the significant changes anticipated within the media environment in the future and to relaunch our growth and profits. The interim figures have helped give us the courage to go right through with the logic of our reorganization.

Bob Schmetterer and I expect a great deal from this reorganization for our brands, our clients and for all those who have demonstrated their confidence in us."

Havas' consolidated accounts for the first half of 2003 can be consulted on the Group's website at www.havas.com.

APPENDIX:
Consolidated income statement for first half of 2003
Consolidated balance sheet at June 30th 2003
Consolidated cashflow statement for first half of 2003

Contacts :                                  Simon Gillham
                                            Tel : +33 (0) 1 58 47 90 40
                                            simon.gillham@havas.com
                                            -----------------------

                                            Virginia Jeanson
                                            Tel : +33 (0) 1 58 47 91 34
                                            virginia.jeanson@havas.com
                                            --------------------------

                                            Catherine Francois
                                            Tel : +33 (0)1 58 47 91 35
                                            catherine.francois@havas.com
                                            ----------------------------


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

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 16,500 people.

Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization but after associates and exceptional items.



Havas, 2 allee de Longchamp, 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 80 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 122 087 611,20 euros - 335 480 265 RCS Nanterre - APE 744 B


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

I.    Consolidated statement of income

-----------------------------------------------------------------------------------------------------------------
In 000' [EURO] (except per share data)             Notes       1st half 2003      1st half 2002          2002
-----------------------------------------------------------------------------------------------------------------
Billings                                                        5 573 399           6 864 084         13 256 265
                                                              ===================================================

Turnover                                                        2 868 342           3 242 776          6 294 610
Cost of sales                                                  (2 032 750)         (2 213 678)        (4 307 164)
                                                              ---------------------------------------------------
Revenue                                             10            835 592           1 029 098          1 987 446

Compensation                                                     (497 159)           (605 401)        (1 124 015)
Other expenses, net                                              (270 275)           (308 528)          (634 576)
                                                              ---------------------------------------------------
Total operating expenses                                         (767 434)           (913 929)        (1 758 591)

Operating income                                    10             68 158             115 169            228 855

Financial income / (expense)                         7            (19 279)            (18 304)           (46 508)

Profit before tax and exceptional items                            48 879              96 865            182 347

Exceptional income / (expense)                       8             (3 449)             (5 258)            (9 068)

Tax                                                 10            (16 505)            (33 619)           (61 655)

Net income of fully consolidated companies                         28 925              57 988            111 624

Income from associates (equity method)                                203                 365                 (8)
                                                              ---------------------------------------------------
Net income before amortization of goodwill                         29 128              58 353            111 616
Group share                                                        25 022              49 674             94 556

Amortization of goodwill                                          (83 295)            (34 608)           (71 205)

Consolidated net income                                           (54 167)             23 745             40 411
Group share                                                       (58 226)             15 129             23 461

                                                              ---------------------------------------------------
EBIT                                                               64 912             110 276            219 779
                                                              ---------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Net income per share (before amortization of
goodwill)                                            9
                                                              ---------------------------------------------------
     Basic                                                           0.08                0.17               0.32
     Diluted                                                         0.08                0.16               0.31
                                                              ---------------------------------------------------

Consolidated net income per share                    9
                                                              ---------------------------------------------------
     Basic                                                          (0.20)               0.05               0.08
     Diluted                                                        (0.20)               0.05               0.08
                                                              ---------------------------------------------------

-----------------------------------------------------------------------------------------------------------------

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

II.   Consolidated balance sheet

------------------------------------------------------------------------------------------------
                                                                      06.30.03          12.31.02
ASSETS (in 000[EURO])                                   Notes           Net               Net
------------------------------------------------------------------------------------------------

Intangible assets:
- Goodwill........................................         2         1 753 798         1 892 523
- Other intangible assets.........................                      60 581            63 341
                                                                     ---------------------------
                                        Subtotal :                   1 814 379         1 955 864
Tangible assets:
- Land ...........................................                       4 407             4 453
- Buildings ......................................                      53 400            42 303
- Plant and Equipment ............................                      46 015            51 085
- Others .........................................                      77 144            93 467
                                                                     ---------------------------
                                        Subtotal :                     180 966           191 308
Financial assets:
- Investments in non-consolidated companies ......                       6 313             6 738
- Group share in equity of companies accounted
  for by the equity method .......................                         382               203
- Others .........................................                      16 080            19 464
                                                                      --------------------------
                                        Subtotal :                      22 775            26 405
------------------------------------------------------------------------------------------------
Total Fixed assets ...............................        10         2 018 120         2 173 577
------------------------------------------------------------------------------------------------

Work in progress .................................                      69 984            81 180

Advances to suppliers ............................                      12 176             6 574

Operating receivables:
- Trade receivables ..............................                   1 207 440         1 370 100
- Other receivables ..............................                      82 109           108 332
                                                                     ---------------------------
                                        Subtotal :                   1 289 549         1 478 432

Sundry receivables ...............................                     243 934           298 773

Marketable securities ............................       3,4           326 200           478 231

Cash .............................................         4           237 244           316 793

Prepaid expenses .................................                      50 064            49 566
------------------------------------------------------------------------------------------------
Total Currents assets ............................        10         2 229 151         2 709 549
------------------------------------------------------------------------------------------------

Deferred charges .................................                      14 468            20 870
Deferred tax assets ..............................                     211 142           202 658
Currency translation adjustments .................                       9 618               972
------------------------------------------------------------------------------------------------
TOTAL ASSETS .....................................                   4 482 499         5 107 626
------------------------------------------------------------------------------------------------


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

-------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS EQUITY                    Notes          06.30.03          12.31.02
         (in 000' [EURO])
-------------------------------------------------------------------------------------------------
Share capital ....................................                     122 090           122 088

Share premium account ............................                   1 786 342         1 786 247

Retained earnings ................................                    (828 841)         (766 310)

Consolidated net income (Group share) ............                     (58 226)           23 460
-------------------------------------------------------------------------------------------------
Shareholders' equity (Group share) ...............                   1 021 365         1 165 485
-------------------------------------------------------------------------------------------------
Consolidated net income (Minority interests)                             4 059            16 949

Retained earnings (Minority interest) ............                      24 277            14 903
-------------------------------------------------------------------------------------------------
Total Shareholders' equity .......................                   1 049 701         1 197 337
-------------------------------------------------------------------------------------------------

Provisions for risks and expenses ................                     176 148           161 241

Financial liabilities (1):
- Convertible bonds ..............................       5           1 100 950         1 215 214
- Other borrowings and financial liabilities......       6             177 562           244 231
                                                                     ----------------------------
                                        Subtotal :       4           1 278 512         1 459 445

Advances from customers ..........................                     115 310           150 582

Operating and non operating payables:
- Trade payables .................................                   1 105 696         1 169 251
- Other payables .................................                     729 038           924 317
                                                                     ----------------------------
                                        Subtotal :                   1 834 734         2 093 568

Prepaid income ...................................                      27 220            44 450
-------------------------------------------------------------------------------------------------
Total Liabilities ................................                   3 255 776         3 748 045
-------------------------------------------------------------------------------------------------

Currency translation adjustments .................                         874             1 003

-------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY .....................                   4 482 499         5 107 626
-------------------------------------------------------------------------------------------------

(1) Due in less than one year.....................                     209 046           185 648
    Due in over one year .........................                   1 069 466         1 273 797
-------------------------------------------------------------------------------------------------


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

III.  Consolidated statement of cash flows

-----------------------------------------------------------------------------------------------------------------------------
In 000' [EURO]                                                             Notes   1st half 2003      2002     1st half 2002
-----------------------------------------------------------------------------------------------------------------------------
Operating activities
Consolidated net income :                       Group share                           (58 226)        23 461          15 129
                                                Minority interests                      4 059         16 949           8 616

Elimination of non cash items :
+ Amortization and depreciation                                                       113 180        143 625          71 974
+ Changes in provisions and deferred taxes                                             (8 559)        24 737          (5 157)
- (Gains)/losses on disposal of fixed assets                                            1 490        (11 774)         (2 730)

Income from associates (equity method), net of dividends                                  (78)           244            (336)

                                                Operating cash flow                    51 866        197 242          87 496

Changes in working capital                                                              1 270         46 841          19 755
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                    4         53 136        244 083         107 251
-----------------------------------------------------------------------------------------------------------------------------

Investing activities

Purchase of fixed assets :
- Intangible and tangible                                                             (31 891)       (71 070)        (34 377)
- Financial                                                                           (41 373)       (99 628)        (63 062)
                                                                                   ------------------------------------------
                                                           subtotal                   (73 264)      (170 698)        (97 439)

Proceeds from sale of fixed assets
- Intangible and tangible                                                               1 704         29 345           1 297
- Financial                                                                             5 599         12 243          10 144
                                                                                   ------------------------------------------
                                                           subtotal                     7 303         41 588          11 441

Net cash position of subsidiaries purchased or sold                                    (1 517)        18 711          21 667
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                        4        (67 478)      (110 399)        (64 331)
-----------------------------------------------------------------------------------------------------------------------------

Financing activities

Dividends paid to Havas' shareholders                                        4        (29 899)       (69 912)        (82 776)
Dividends paid to minority interests in consolidated companies               4         (5 247)       (19 364)          5 199
Capital increase                                                                          887          9 293         428 544

Proceeds from long-term borrowings                                                      6 352        457 384
Repayment of long-term borrowings                                                    (145 768)       (77 360)
Changes in cash from financing activities                                              (7 631)        11 093
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by financing activities                                     (181 306)       311 134         350 967
-----------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                                 (195 648)       444 818         393 887

Cash and cash equivalents brought forward at January 1 (1)                            697 233        286 544               0
Currency translation adjustments on cash and cash equivalents                          (9 191)       (34 129)        (24 967)
                                                                                   ------------------------------------------
Cash and cash equivalents at closing (1)                                              492 394        697 233         368 920
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

(1) Cash and cash equivalents at January 1 and at closing do not comprise any treasury stock shares which are included in the marketable securities shown in the balance sheet assets, and do not represent short-term cash.


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